Exhibit 99.9

NICE inContact Empowers Companies in Europe to Provide
Exceptional Customer Experience with CXone

NICE inContact CXone is a unified cloud customer experience platform allowing organizations to act smarter and respond faster to ever-changing consumer expectations

Salt Lake City, March 22, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the availability of NICE inContact CXone in Europe, with redundant data centers in Frankfurt and Munich, Germany to give organizations regional access to a complete suite of cloud applications that serves local needs and enables organizations to comply with new European GDPR data security regulations effective May 25, 2018. CXone—the world’s #1 cloud customer experience platform—is built on a global Open Cloud Foundation that powers customer experience innovation in the contact center with Omnichannel Routing, Workforce Optimization (WFO), Analytics, Automation and Artificial Intelligence.

“NICE inContact CXone gives European companies one unified suite of customer experience applications,” said Paul Jarman, CEO of inContact. “CXone delivers one experience in order to keep contact center operations running smoothly and efficiently with all applications on one cloud to keep customer service teams productive and engaged.”

Additionally, as part of this European expansion, CXone is available through direct sales teams and through Verizon, RingCentral, FUZE, Business Systems (UK) Ltd, Webhelp, Activeo and other partners. NICE has eleven offices in Europe with locations in United Kingdom, Germany, France, Netherlands, Spain and Switzerland.

In 2017, a leading European hospitality company selected NICE inContact to replace multiple systems with one cloud platform to support more than 1,000 global agents. NICE inContact cloud contact center solutions are used by thousands of agents in the United Kingdom and 10 other countries across Europe.

Around the world, CXone is used by more than 250,000 agents operating in over 100 countries. With CXone, organizations get pay-as-you-go pricing accompanying a fully-scalable, elastic solution that flexibly meets growth and seasonal fluctuations according to company needs. NICE inContact CXone delivers the industry's best uptime of 99.99%.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.